Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	12 Months Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2007	2006	2005	2004	2003
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$47,456	$50,230	$51,422	$56,243	$69,904	$76,585
Other Interest (1)	1,367	4,538	6,436	2,597	1,263	1,820
Interest on Capital Lease Obligations	57,252	64,477	72,556	79,064	85,869	84,053
Estimated Interest Portion of Rental Expense	130	160	188	216	243	303

Total Fixed Charges	106,205	119,405	130,602	138,120	157,279	162,761

Net Income	4,363	53,456	66,745	48,267	46,127	128,913

Less:
Extraordinary Income & Accounting Change – Net of Tax	—	—	—	(626)	—	67,471

Net Income from Continuing Operations	4,363	53,456	66,745	48,893	46,127	61,442

Add (Deduct):
(Income) Losses from Equity Investees (2)	(1,381)	—	(320)	(314)	(131)	(76)
Income Taxes	10,867	35,542	42,478	33,907	34,815	21,090
Total Fixed Charges	106,205	119,405	130,602	138,120	157,279	162,761

Total Earnings before Taxes and Fixed Charges	$120,054	$208,403	$239,505	$220,606	$238,090	$245,217

Ratio of Earnings to Fixed Charges	1.130	1.745	1.834	1.597	1.514	1.507

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2)	Inncom International, Inc. (income) losses .